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Exhibit 12

                    ADVANTA CORP. AND SUBSIDIARIES
           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                        (Dollars in Thousands)

                            Three Months Ended     Nine Months Ended
                            September 30, 1998    September 30, 1998
                              1998       1997       1998       1997

Net Earnings               $ 15,025  $ 42,412    $443,282    $28,013
Federal and state income
  taxes                       6,439    14,748     (11,013)     9,741
Earnings before income
  taxes                      21,464    57,160     432,269     37,754
Fixed charges:
  Interest                   39,165    88,414     142,936    239,673
  One-third of all rentals      583       746       2,006      2,572
  Preferred stock dividend
    of subsidiary trust       2,248     2,248       6,743      6,743
  Total fixed charges        41,996    91,408     151,685    248,988
Earnings before income taxes
  and fixed charges         $63,460  $148,568     583,954    286,742
Ratio of earnings to fixed
  charges (A)                  1.51x     1.63x       3.85x      1.15x

(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.
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